Interim Financial Statements
For the quarter ended
December 31, 2006
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis (“MD&A”) is, as required by regulators, to explain management's point of view on Ripple Lake Diamonds Inc.'s past performance and future outlook. This report also provides information to improve the reader's understanding of the quarterly financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended December 31, 2006. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information on the Company is available on SEDAR and at the Company's website, ripplelake.com. The date of the MD&A is February 26, 2007.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report. The forward looking statements contained herein are based on information available as of February 26, 2007.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Company's objective is to locate and develop economic diamond deposits.

Results of Operations

The Company's net loss for the second quarter of fiscal 2007 was $84,818 compared to $69,707 for the previous quarter ended September 30, 2006 and $66,071 for the quarter ended December 31, 2005. These losses resulted in a net loss of $0.002 per share for the quarter ended December 31, 2006 compared to a net loss of $0.002 per share for the previous quarter ended September 30, 2006 and a net loss of $0.003 for the same quarter ended December 31, 2005.

The operating and administration expenses for the second quarter of fiscal 2007 amounted to $85,942 compared to $71,509 for the previous quarter ended September 30, 2006 and $66,436 for the same second quarter ended December 31, 2005. Comparatively, the major expenses for the current quarter were $20,360 in Management fees compared to $25,500 in the previous quarter ended September 30, 2006 and $23,000 for the quarter ended December 31, 2005; Professional fees in the amount of $27,450 compared to $15,751 in the previous quarter (higher in the current quarter due to an accrual of estimated 2006 year-end audit and accounting fees, and legal expenses incurred in the quarter for various corporate activities) and $25,500 for the quarter ended December 31, 2005; Public relations expenses in the amount of $22,143 are comparable to $20,330 in the previous quarter and higher than $7,844 for the quarter ended December 31, 2005.

The Company's projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	Dec. 31, 06	Sep 30, 06	Jun 30, 06	Mar 31, 06
	$	$	$	$
Total Revenue	1,124	1,802	1,152	570
Net Loss	(84,818)	(69,827)	(266,993)	(89,078)
Loss per share-basic and diluted	0.002	0.002	0.008	0.003

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	Dec. 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05
	$	$	$	$
Total Revenue	48	221	572	1,426
Net Loss	(66,071)	(45,595)	(377,940)	(425,782)
Loss per share-basic and diluted	0.003	0.002	0.015	0.021

Exploration Activities

During the quarter ended December 31, 2006, the Company increased the carrying value of its mineral properties to $4,953,882 from $4,948,477 at September 30, 2006, representing an increase of $5,405. This increase of $5,405 was comprised of $3,000 in staking fees relating to the TCH Diamond Project and other geological costs of $2,405.

The KMD Project, Nunavut

The Company has an option to acquire an 80% interest in certain mineral claims on the property and has the right to acquire the remaining 20% interest those claims. The Company also has staked certain additional mineral claims on the property. See Note 4 to the financial statements.

On November 20, 2006, the optionor to the KMD Project gave notice of default to the Company with respect to the Option Agreement alleging that the Company failed to carry out the required work programs on the Brown Lake property. The Company denies the default having spent in excess of the required amount under the direction, advice and supervision of the Company's consultant (who is the principal of the optionor), and will vigorously defend its position, which is that upon the issuance of the an additional 400,000 shares to the optionor, the Company will have earned a 100% interest in the Brown lake property, subject to a 3% royalty in favour of the optionor, in respect to which 1% of the 3% royalty may be purchased for $1,000,000, and an additional 1% of the royalty may be purchased for an additional $1,000,000. The Company intends to exercise this option.

The ultimate outcome of this disagreement with the optionor is currently not determinable.

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

During the quarter ended, the Company expended $1,728 in deferred exploration costs related to the KMD property. The major deferred expenses for the quarter ended December 31, 2006 were Geological costs in the amount of $1,728.

Kimberlite indicator minerals (KIM's); pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples. Pyrope is the most abundant (more than 4,400 grains were found in 127 samples), whereas chrome spinel, chrome-diopside and olivine were observed but less abundant. Based on mineralogical criteria, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim. Based on the results of the analysis, all pyropes were low-Cr and medium-Cr G9 pyrope grains; no G10 pyropes were present. According to the 2004 Ni-thermometry conducted by Mineral Services Canada Inc., a high proportion of the pyropes tested would fall inside the diamond stability field so the lack of G10 garnets is not a concern.

Pyrope-bearing samples form a broad NW-trended zone (“halo”) between Brown Lake and Camp Lake. Based on the analysis of KIM distribution in the KMD property, the 'head' and middle parts of the main pyrope halo in the Brown Lake area have been outlined from all sides (NW, SW and NE). The main pyrope halo is clearly bounded by numerous 'barren' (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

Within the large halo are a number of areas of intense concentrations of pyrope grains, in total 12 local areas were sampled in detail. The bulk of the identified pyrope grains (more than 4,000 grains) were found within local areas. In these areas, pyrope concentration is as high as several hundreds of grains per standard 20-litre sample. Within some of local areas, pyrope anomalies are associated with the airborne geophysical (magnetic and electromagnetic) anomalies generated from the 2005 geophysical survey completed by Fugro.

LeBel Geophysics of Vancouver completed an additional geophysical interpretation of the Fugro survey results and integrated the Fugro airborne results with the company's heavy mineral anomalies. Coincident airborne and heavy mineral sampling anomalies were noted in a number of areas that will require additional follow-up which should include prospecting, ground geophysics and drilling.

The TCH Diamond Project, Ontario

The Company has an option to acquire a 100% interest in certain mineral claims on the property. The Company also has staked certain additional mineral claims on the property. See Note 4 to the financial statements.

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the quarter ended the Company expended $3,677 in deferred exploration and acquisition costs related to the TCH property. The major deferred expenses for the quarter ended December 31, 2006 were acquisition costs in the amount of $3,000 relating to staking costs and geological cost in the amount of $677.

During the last fiscal year (2006), the Company engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey's airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block. The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area. In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found. The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

At the end of October 2006, the Company received the final report by consultant Dr. Felix Kaminsky and his company KM Diamond Exploration Ltd. summarizing the results of the 2005 sampling. More than 11,900 kimberlite indicator mineral (KIM) grains were identified in the samples including 85 pyrope grains, 9,150 picroilmenite grains, 595 chrome spinel grains, 496 clinopyroxene grains and 1591 olivine grains. All the pyrope grains have kimberlitic, short-transported origin: they are angular, with relics of magmatic surfaces. Approximately 5 % of pyrope grains belong to the diamond association (G10 pyropes); the rest are lherzolitic (G9) pyropes.

Most of picroilmenite grains have no erosion marks of transportation and in addition, many picroilmenite grains are coarser than 1 mm (up to 10-12 mm) in size, bear films of kimberlitic-like material on their surfaces, leucoxene and perovskite rims. These picroilmenite grains are similar in mineral chemistry to kimberlitic picroilmenite. According to conclusions of Dr. Felix Kaminsky, these grains were transported for only a few hundred meters from their primary source(s) which may be diamondiferous Group-1 kimberlite(s).

The pyrope and picroilmenite grains as well as other non-rounded, short-transit KIM's (chrome spinel, chrome-diopside and magnesian olivine) form a linear dispersion halo elongated in NNE direction (approximately 20 km x 1 km in size). Judging by the morphology of the KIMs, their kimberlitic source(s) are located within this halo.

In addition, there is a significantly higher than average picroilmenite concentration and the presence of pyrope grains trending into the new RLD claims acquired last year which might reflex a new promising KIM dispersion halo extending northward.

Besides the short-transit KIM association, there are a number of single, well-rounded grains of picroilmenite and chrome spinel which are kimberlitic by their composition. These KIM's may belong to remote kimberlitic source(s), possibly located within the major tectonic zone tracing NNE and within the expanded RLD claim group. In this case, the KIM haloes identified within the area explored in 2004-2005 may represent only the southernmost part of a new kimberlitic province.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its' properties and accordingly, the Company does not generate cash from operations. Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time. As at December 31, 2006 the Company had cash and receivables of $166,573 compared with $231,896 at September 30, 2006 and total assets of $5,120,455 and $47,900 in payables and accruals. The Company has no long-term debt.

The Company's operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. The Company's financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

Contractual commitments

The Company is committed under management contracts with the President for $5,000 per month and with an officer for $3,000 per month to December 2007.

The Company is committed under a lease of office premises to rent of $1,500 per month to December 2007.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the quarter the Company incurred $18,000 ($18,000 in the previous quarter) in management and consulting services rendered by the previous President and $7,500 in fees paid to the previous chief financial officer.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

As at the date of this MD&A the Company requires additional equity financing to carry on its business.

Change in accounting policy

The Company did not make any changes to its accounting policies during the quarter ended December 31, 2006.

Critical Accounting Estimates

A detailed summary of the Company's significant accounting policies is included in Note 3 to the unaudited interim financial statements for the quarter ended December 31, 2006.

Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the quarter ended December 31, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective with the exception of the following control deficiency: at the date of this analysis, the Company has not implemented a whistleblower policy. The Company has two senior officers and no other employees and therefore the Company has not established a procedure for a whistleblower policy at this time.

Disclosure of outstanding share data

As at February 26, 2007 the Company had 36,115,682 common shares outstanding. The Company also has 2,680,000 incentive stock options that are exercisable into that same number of common shares of the Company. In addition, there are 13,202,000 warrants outstanding that are exercisable into that same number of common shares of the Company.